Pernod Ricard

02 SEP 24 AM 9:29

82-3361

September 13, 2002

AP/DD/314.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Encl. : 1page

dlw 9/24

Pernod Ricard

Pernod Ricard
Sale of cider activities underway

Paris, 12 September 2002 – Pernod Ricard has initiated discussions regarding the sale of its subsidiary CSR (which groups together all of its cider activities, including the Loïc Raison brand) to Cidreries du Calvados La Fermière.

On September 11th, the CSR Workers' Council was informed of this intention and the consultation process has started.

Contacts

Alain-Serge Delaitte / Media	Tel: +33 (0)1 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: +33 (0)1 40 76 77 33

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com